

June 10, 2025

John Campi
Co-Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

      Re: SKYX Platforms Corp.
            Registration Statement on Form S-3
            Filed June 6, 2025
            File No. 333-287858

Dear John Campi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing